Exhibit 4.10

Execution Copy

THE DEBENTURE REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED, THE "ACT"). THIS DEBENTURE AND ANY SHARES OF COMMON STOCK ACQUIRED UPON CONVERSION OF THE DEBENTURE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE DEBENTURE AND OR SHARES OF COMMON STOCK UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF THE ACT.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS DEBENTURE AND ANY SHARES ACQUIRED UPON THE CONVERSION OF THE DEBENTURE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 2, 2006.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 2, 2006.

VANNESSA VENTURES LTD.

#220, 1010 – 1st Street S.W.

Calgary, Alberta

T2R 1K4

SECURED CONVERTIBLE DEBENTURE

PRINCIPAL: CDN$5,000,000	March 1, 2006

FOR VALUE RECEIVED, Vannessa Ventures Ltd. (the "Corporation"), promises to pay to or to the order of Exploram Enterprises Ltd. (the "Holder") at #1700, 635 – 8th Avenue S.W., Calgary, Alberta T2P 3M3, or such other place and/or person as Holder may by notice in writing to the Corporation direct, the principal sum of FIVE MILLION DOLLARS in lawful money of Canada (CDN$5,000,000) (the "Principal"). Subject to the provisions of this debenture (this "Debenture"), the Principal shall become due and payable on January 31, 2009 (the "Maturity Date").

This Debenture is subject to the terms and conditions set out below.

ARTICLE 1

INTERPRETATION

1.1

Definitions

As used herein, the following expressions shall have the following meanings:

(a)

"Business Day" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta but does not in any event include a Saturday or a Sunday or a statutory holiday under applicable law.

(b)

"Capital Reorganization" has the meaning ascribed thereto in Subsection 3.4(b).

(c)

"CDN $" means Canadian Dollars.

(d)

"Closing Certificate" means the certificate of Vannessa in the form of Exhibit E.

(e)

"Closing Date" means March 1, 2006.

(f)

"Closing Opinion" means the opinion of the Corporation's counsel with respect to the Debenture and the Special Right Certificate.

(g)

"Collateral" means the Pledge, the Indirect Subsidiaries Pledges, the Guarantees, the Corporation's GSA and the relevant shares to be delivered under such pledges.

(h)

"Common Share Reorganization" has the meaning ascribed thereto in Subsection 3.4(a).

(i)

"Common Shares" means common shares of the Corporation, as such shares were constituted on the date hereof, as the same may be reorganized or reclassified pursuant to any of the events set out in Section 3.4.

(j)

"Conversion Price" means CDN $0.635, subject to adjustment from time to time pursuant to Section 3.4.

(k)

"Corporation" means Vannessa Ventures Ltd., a corporation incorporated pursuant to the laws of the Province of British Columbia.

(l)

"Corporation's GSA" means the general security agreement of the Corporation executed and delivered by the Corporation concurrently herewith in the form of Exhibit F attached hereto.

(m)

"Date of Conversion" has the meaning ascribed thereto in Subsection 3.2(c).

(n)

"Event of Default" has the meaning ascribed thereto in Section 6.1.

(o)

Guarantees" means the guarantee of each Subsidiary and Indirect Subsidiary executed and delivered by each Subsidiary and Indirect Subsidiary under seal concurrently herewith in the form of Exhibit C attached hereto.

(p)

"Holder" has the meaning ascribed thereto in the first paragraph of this Debenture.

(q)

"Indebtedness" means, with respect to the Corporation, all and any indebtedness of the Corporation, whether absolute or contingent.

(r)

"Indirect Subsidiaries" means Romanex (Guyana) Exploration Ltd. (Guyana), Crucitas Barbados Limited (Barbados), Vannessa de Venezuela C.A. (Venezuela), Industrias Infinito S.A. (Costa Rica) and Minera Las Cristinas (Venezuela) and "Indirect Subsidiary" means one of the foregoing.

(s)

"Indirect Subsidiaries Pledges" means the pledge by:

(i)

Vannessa (Guyana) Inc. of the shares of Romanex (Guyana) Exploration Ltd. (Guyana);

(ii)

IHC Corp. (Barbados) of the shares of Crucitas Barbados Limited (Barbados); and

(iii)

Crucitas Barbados Limited (Barbados) of the shares of Industrias Infinito S.A. (Costa Rica),

in the form set out in Exhibit G.

(t)

"Indirect Subsidiaries Shares" means all of the issued and outstanding shares of each Indirect Subsidiary that are pledged under the Indirect Subsidiaries Pledges, as the same may be subsequently changed, consolidated or reclassified.

(u)

"Interest" has the meaning ascribed thereto in Section 2.4.

(v)

"Interest Rate" has the meaning ascribed thereto in Section 2.4.

(w)

"Material Adverse Change" means a material adverse change in the financial condition of the Corporation or the property, business operations or liabilities of the Corporation, which would have a material adverse effect on the Corporation's ability to perform its obligations under this Debenture.

(x)

"Maturity Date" has the meaning ascribed thereto in the first paragraph of this Debenture.

(y)

"Permitted Indebtedness" means:

(i)

all Indebtedness of the Corporation to the Holder;

(ii)

all Indebtedness incurred or assumed by the Corporation in the normal course of business; and

(iii)

all indebtedness incurred or assumed by the Corporation which is designated by the Holder in writing from time to time as Indebtedness for the purposes of this Debenture.

(z)

"Person" means an individual, partnership, corporation, trust or other business or legal entity.

(aa)

"Pledge" means the pledge by the Corporation of the issued and outstanding shares of Vannessa (Guyana) Inc. and IHC Corp. (Barbados) executed and delivered by the Corporation concurrently herewith in the form of Exhibit B attached hereto.

(bb)

"Principal" has the meaning ascribed thereto in the first paragraph of this Debenture.

(cc)

"Security Interest" means the specific first charge and security interest in and to the Collateral granted by the Corporation in favour of the Holder pursuant to Section 4.1 hereof.

(dd)

"Security Release Date" means the earlier of Date of Conversion and the Maturity Date.

(ee)

"Special Right Certificate" means the certificate to be executed and delivered by the Corporation under seal on the Closing Date in the form of Exhibit D attached hereto and representing the Corporation's obligation in favour of the Holder to issue, for each dollar of Principal owing to the Holder on February 1, 2007, one Warrant.

(ff)

"Subsidiaries" means Vannessa (Guyana) Inc. (Guyana), Vannessa Holdings Corp. (Barbados) and IHC Corp. (Barbados) and "Subsidiary" means one of the foregoing.

(gg)

"Subsidiary Shares" means all of the issued and outstanding shares of each Subsidiary, as the same may be subsequently changed, consolidated or reclassified.

(hh)

"Warrant" means the common share purchase warrants to be issued pursuant to the Special Right Certificate, each Warrant entitling the Holder to acquire one Common Share of the Corporation at an exercise price equal to the Conversion Price at any time up to the second anniversary of the Closing Date.

1.2

Extended Meanings

The terms "hereto", "hereby", "hereunder", "herein" and similar expressions refer to the whole of this Debenture and not to any particular Article, Section, clause or part hereof. Words importing the singular number only include the plural and vice versa and words importing gender include all genders.

1.3

Currency

Unless otherwise specified herein, all dollar amounts referred to in this Debenture are in Canadian dollars.

1.4

Sections and Headings

The division of this Debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction and interpretation of this Debenture.

1.5

Exhibits

The following are the Schedules which form part of this Debenture:

Exhibit A: Notice of Conversion

Exhibit B: Form of Securities Pledge Agreement

Exhibit C: Form of Guarantee

Exhibit D: Form of Special Right Certificate

Exhibit E: Form of Closing Certificate

Exhibit F: Form of Corporation's GSA

Exhibit G: Form of Indirect Subsidiary Pledge

ARTICLE 2

THE DEBENTURE

2.1

The Debenture

Subject to the terms and conditions hereof, and provided no Event of Default has occurred, the Holder shall advance the Principal to the Holder on the Closing Date.

2.2

Conditions Precedent to Advance.

The Holder's obligation to advance the Principal shall be subject to the following conditions precedent being met, unless waived in writing by the Holder:

(a)

no Event of Default or Default shall have occurred and be continuing;

(b)

each of the representations and warranties set out in Section 5.1 will be true and correct with the same effect as if such representations and warranties had been made on the date of such Advance;

(c)

there shall have been no Material Adverse Change in the financial condition, property, business, operations or liabilities of the Corporation since the date of the last quarterly unaudited consolidated financial statements; and

(d)

the Corporation shall have provided such other information concerning the business affairs and operations of the Corporation as the Holder may request, acting reasonably.

2.3

Use of Principal

The Principal shall be used by the Corporation to repay the principal amount of the Corporation's indebtedness to Exploram and for general corporate purposes including financing a feasibility study for the Las Crucitas Gold Project, Costa Rica.

2.4

Interest

The Corporation shall pay to the Holder simple interest ("Interest") on the Principal at the rate of 9.5% per annum of the Principal then outstanding (the "Interest Rate"), payable semi-annually on July 31st and January 31st of each year commencing July 31, 2006 until the Maturity Date.

2.5

Prepayment Right

Subject to this section, the Corporation shall be entitled, at its option, to prepay all or a part of the Principal without the consent of the Holder. If the Corporation exercises this prepayment right prior to January 31, 2007, the Corporation shall prepay the Debenture as to 105% on the Principal then outstanding plus accrued Interest. If the Corporation exercises the prepayment right after January 31, 2007, the Holder shall, upon written notice from the Corporation of the Corporation's intention to prepay the Debenture, have 30 days to exercise the conversion right contemplated by Section 3.1. If the Holder does not elect to exercise the conversion right contemplated by Section 3.1 upon the expiry of this 30 day period, then the Corporation shall prepay all or part of the Debenture in respect of which it gave notice plus any accrued Interest.

2.6

Withholding Tax

The Corporation shall be entitled to deduct and withhold from payment to the Holder and remit to Canadian tax authorities any amounts required under the Income Tax Act (Canada) in respect of amounts payable to the Holder hereunder. The Corporation covenants and agrees to furnish to the Holder promptly, as soon as available, an official remittance form submitted to the relevant taxation authority involved for all amounts deducted or withheld as aforesaid.

2.7

Closing Deliveries

On the Closing Date, the Corporation shall deliver or cause to be delivered to the Holder the following:

(a)

the Closing Certificate in the form of Exhibit E attached hereto;

(b)

a recent certificate of status from the Registrar for the Province of British Columbia being the jurisdiction of incorporation of the Corporation;

(c)

the Collateral, provided that the Corporation will have 60 days from the Closing Date to deliver:

(i)

the Certificates representing the shares to be delivered to the Holder pursuant to the Pledge, using reasonably commercial efforts;

(ii)

the Indirect Subsidiaries Pledges;

(iii)

the Indirect Subsidiaries Shares to be delivered pursuant to the Indirect Securities Pledges; and

(iv)

the Guarantees;

(d)

the Special Right Certificate;

(e)

the Closing Opinion; and

(f)

the payment of $90,000 which is payable by the Corporation to the Holder on or prior to the Closing Date as a structuring fee.

ARTICLE 3

RIGHT OF CONVERSION

3.1

Conversion Privilege

Subject to and upon compliance with the provisions of this Section 3.1, the Holder may, at its option from January 31, 2007 until the Maturity Date, convert all, or any part, of the outstanding Principal into Common Shares.

3.2

Exercise of Conversion Privilege

(a)

Notice. In order to exercise the optional conversion privilege contained herein, the Holder shall surrender this Debenture to the Corporation at its office set out on the face page hereof, accompanied by written notice substantially in the form of Exhibit A hereto signed by the Holder stating that it elects to convert all or a portion of this Debenture.

(b)

Contract between the Holder and the Corporation. The surrender of this Debenture accompanied by notice given pursuant to Subsection 3.2(a) shall be deemed to constitute a contract between the Holder and the Corporation whereby: (i) the Holder subscribes for the number of Common Shares which it shall be entitled to receive on such conversion; (ii) the Holder releases the Corporation from all liability under this Debenture with respect to the portion of the Principal thereof to be converted; and (iii) the Corporation agrees that the surrender of this Debenture for conversion constitutes full payment of the subscription price for the Common Shares issuable upon such conversion.

(c)

Date of Conversion. The date of receipt by the Corporation of this Debenture and the notice referred to in Subsection 3.2(a) is herein referred to as the "Date of Conversion" of such Debenture. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Date of Conversion and at such time the rights of the Holder under this Debenture as a holder thereof shall cease in respect of the portion thereof converted and the Holder shall be deemed to have become on such date the holder of record of the Common Shares represented thereby.

(d)

Interest. If this Debenture is converted in accordance with this Article 3, the Corporation will pay to the Holder any Interest accrued on the converted Principal and unpaid hereunder up to the Date of Conversion, such Interest to be paid within 10 days of the issuance of the certificates representing the Common Shares as contemplated by Subsection 3.2(e), together with any Interest accruing on such Interest until full payment of Interest is made to the Holder.

(e)

Certificates. As promptly as practicable after the Date of Conversion, the Corporation shall issue or cause to be issued and deliver or cause to be delivered to the Holder a certificate or certificates in the name of the Holder for the number of Common Shares, deliverable upon the conversion of this Debenture (or specified portion thereof) along with a replacement Debenture for the portion of the Principal not converted, if any.

3.3

No Fractional Common Shares

Notwithstanding anything herein contained, the Corporation shall in no case be required to issue fractional Common Shares upon the conversion of this Debenture. If any fractional interest in a Common Share would, except for the provisions of this Section 3.3, be deliverable upon the conversion of all or any part of this Debenture, the number of Common Shares issuable to the Holder shall be rounded up or down to the nearest whole number of Common Shares.

3.4

Conversion Adjustment

The Conversion Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided as follows:

(a)

Common Share Reorganization. If and whenever at any time after the date hereof the Corporation:

(i)

issues Common Shares or securities exchangeable for or convertible into Common Shares to the holders of the Common Shares as a stock dividend;

(ii)

makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(iii)

subdivides or re-divides its outstanding Common Shares into a greater number of shares; or

(iv)

consolidates its outstanding Common Shares into a smaller number of shares,

(any of such events being called a "Common Share Reorganization"), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)

Capital Reorganization. If and whenever at any time after the date hereof there is a reclassification of the Common Shares outstanding at any time or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a "Capital Reorganization"), the Holder, upon exercising the conversion privilege pursuant to Section 3.2 after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which the Holder was theretofore entitled upon such conversion, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled upon conversion of this Debenture. If determined appropriate by action of the directors of the Corporation, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 3.4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 3.4 will thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares, other securities or other property thereafter deliverable upon the exercise of the conversion privilege. Any such adjustment must be made by and set forth in an amendment to this Debenture approved by action of the directors of the Corporation and will for all purposes be conclusively deemed to be an appropriate adjustment.

3.5

Rules Regarding Calculation of Adjustment of Conversion Price

(a)

Cumulative. The adjustments provided for in Section 3.4 are cumulative and will, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Section 3.5.

(b)

Minimum 1% Change. No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided, however, that any adjustments which, except for the provisions of this Section 3.5, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)

Discretion of the Board. In case the Corporation after the date of this Debenture takes any action affecting the Common Shares, other than actions described in Section 3.4, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Holder hereunder, the Conversion Price will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation, but subject in all cases to any necessary regulatory approval. Failure to take any action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(d)

Disputes. If at any time a dispute arises with respect to adjustments provided for in Section 3.4, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the directors of the Corporation and any such determination will be binding upon the Corporation, the Holder and shareholders of the Corporation. The Corporation will provide such auditors or accountants with access to all necessary records of the Corporation.

(e)

Notice of Event Requiring Adjustment. The Corporation will from time to time, as soon as is reasonably practicable after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.4, give written notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

(f)

Notice of Intention to Fix Record Date. The Corporation covenants to and in favour of the Holder that so long as any Principal hereunder remains outstanding, it will give written notice to the Holder of its intention to fix a record date for any event referred to in Section 3.4 (other than a subdivision or consolidation of Common Shares) which may give rise to an adjustment in the Conversion Price and, in each case, such notice must specify the particulars of such event, the record date and the effective date for such event; provided that the Corporation is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice must be given not less than 5 days, in each case, prior to such applicable record date or effective date.

3.6

Reservation of Sufficient Shares

The Corporation shall at all times when any part of this Debenture remains outstanding reserve and keep available out of its authorized but unissued Common Shares, for the purpose of effecting the conversion of this Debenture, such number of Common Shares as shall from time to time be sufficient to effect the conversion hereof. As a condition precedent to the taking of any action which would require an adjustment to the Conversion Price, the Corporation shall take any corporate action which may be necessary in order that the Corporation shall have unissued and reserved in its authorized capital, and may validly and legally issue, the shares to which the Holder is entitled on the full exercise of its conversion rights in accordance with the provisions hereof.

3.7

Notice of Conversion and Securities Law Compliance

The Corporation shall give notice of the conversion of this Debenture to the securities regulatory authority in each province of Canada having legislation requiring notice in order that trades of Common Shares acquired on the conversion of this Debenture will not be subject to any prospectus requirements of such legislation. To the extent the Common Shares reserved or to be reserved for the purpose of conversion of this Debenture hereunder require prospectus qualification with or without approval of any securities regulatory authority or stock exchange under any Canadian or provincial law before such shares may be validly issued, listed and posted for trading upon conversion, the Corporation will take such action as may be necessary to secure such qualification or approval, as the case may be.

ARTICLE 4

SECURITY

4.1

Grant of Security

As general and continuing collateral security for the due payment of the Principal, Interest and all other monies payable hereunder or from time to time secured hereby, the Corporation shall execute and deliver the Corporation's GSA and Pledge and the Corporation shall cause each Subsidiary and Indirect Subsidiary to validly, authorize, execute and deliver the Guarantees and all such other documents and instruments and security registrations as counsel as the Secured Party may reasonably request to grant and perfect the charge and security interests in and to the Collateral as contemplated hereby.

4.2

Release of Security at Security Release Date

Notwithstanding any other provision set forth in this Debenture or in the Collateral, on the Security Release Date, the Holder agrees to release any and all security interests provided for in this Debenture and in the Collateral, and acknowledges that the security interests provided for in this Debenture and in the Collateral will be terminated, and the Holder will, forthwith upon the receipt of a written request from the Corporation or each Subsidiary, execute and deliver such instruments and other documents as are necessary to give effect to such termination and to reassign to each Subsidiary or release any interest the Holder may have in the Collateral.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1

Representations and Warranties

The Corporation hereby represents and warrants to the Holder as follows:

(a)

Corporate Existence. It is a corporation duly incorporated and validly subsisting under the laws of the Province of British Columbia.

(b)

Share Capital. As of the date hereof, the authorized capital of the Corporation consists of 250,000,000 Common Shares, 87,258,853 of which are outstanding as fully paid and non assessable shares in the capital of the Corporation and other than up to 6,085,000 stock options issued or issuable under the Corporation's stock option plan and 13,130,000 issued warrants, there are no options, warrants or other rights to subscribe for or otherwise acquire (or any right capable of becoming an option, warrant or right) any unissued Common Shares or any security convertible into or exchangeable for, or any other commitment (whether contingent or absolute) to issue or sell any unissued Common Shares.

(c)

Due Authorization. It is duly authorized and empowered to execute, deliver, observe and perform its obligations under this Debenture and the entering into and the observance and performance by it of the provisions of this Debenture has been duly authorized by all necessary corporate action.

(d)

No Defaults, Approvals. The execution, delivery, performance and observance of the terms of this Debenture: (i) do not require any consent or approval of or registration or filing with any governmental authority, except as has been obtained; (ii) will not result in the violation of any laws, statutes or regulations applicable to or binding upon the Corporation; and (iii) will not result in a breach of or constitute a default under any provisions in the articles, by-laws or resolutions of the Corporation, or any contracts, agreements or arrangements to which the Corporation is a party or by which it is bound.

(e)

Event of Default. No event has occurred which, with the giving of notice or passage of time or both, would constitute an Event of Default.

(f)

Shares Listed. The Common Shares are listed and posted for trading on the TSX Venture Exchange and the Corporation is not in breach of any material rules or regulations of the TSX Venture Exchange.

(g)

Acceptance by the TSX Venture Exchange. The TSX Venture Exchange has accepted notice of the issuance of the Debenture and the Common Shares issuable upon conversion of this Debenture and all transactions related to the issuance of the Debenture and the Common Shares issuable upon conversion of the Debenture have been accepted for listing on the TSX Venture Exchange.

(h)

Securities Law Compliance. The issue and sale of the Debenture by the Corporation to the Holder is exempt from the prospectus and registration requirements of the securities laws of the Province of British Columbia, and no prospectus, offering memorandum or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization is required to be obtained by the Corporation under such securities laws in connection with such issuance and sale except for the filing by the Corporation, within the prescribed time period, of a report of such sale with the TSX Venture Exchange, together with the applicable fees, if required.

(i)

Underlying Securities. The issue by the Corporation of the Common Shares issuable on conversion of this Debenture, when issued in accordance with the terms of this Debenture will be exempt from the prospectus and registration requirements of the securities laws of the Province of British Columbia and no prospectus, offering memorandum or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or other authorization is required to be obtained by the Corporation under such securities laws in connection with such issue, provided that no order, ruling or decision is in effect at the time of any such issue that has the effect of restricting such issue.

(j)

Reporting Issuer. The Corporation is a reporting issuer or equivalent under the securities laws of British Columbia and Alberta and has been a reporting issuer in Alberta and British Columbia for at least 12 months prior to the date hereof, has not breached any of the requirements of, and has made all material filings required by, such securities laws, including the regulations and policies adopted thereunder.

(k)

Cease Trade Order. To the best of the Corporation's knowledge, no order suspending the sale or ceasing the trading of the shares of the Corporation or the sale of the Debenture or the exercise of the conversion rights contained therein has been issued by any court, securities commission or regulatory authority in Canada, and no proceedings for such purpose are pending, or, to the knowledge of the Corporation, after reasonable inquiry, threatened.

5.2

Affirmative Covenants

The Corporation hereby declares, covenants and agrees as follows:

(a)

Pay Interest. It shall duly and punctually pay or cause to be paid to the Holder the Interest and all other moneys payable on or pursuant to this Debenture on the dates, at the places, in the moneys and in the manner set forth herein.

(b)

Corporate Existence. Subject to the express provisions hereof, the Corporation will carry on and conduct its business in the manner heretofore carried on, and at all reasonable times it will furnish or cause to be furnished to the Holder such information relating to its business as the Holder may reasonably require; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights.

(c)

Event of Default. It shall give the Holder prompt written notice of the occurrence of any Event of Default, or any event or circumstance that, with the giving of notice or lapse of time or both, would constitute an Event of Default.

(d)

Financial Statements. Within 60 days of the end of the first three fiscal quarter ends, the Corporation shall furnish to the Holder the Corporation's quarterly unaudited consolidated financial statements and, within 120 days after the end of each fiscal year of the Corporation, the Corporation shall furnish to the Holder, the Corporation's annual audited consolidated financial statements.

(e)

Notice of Litigation. The Corporation shall notify the Holder of any litigation commenced by or against the Corporation.

(f)

Notice of Material Adverse Change. The Corporation shall notify the Holder of any Material Adverse Change affecting the Corporation.

(g)

Special Right Certificate. The Corporation shall comply with its obligations under the Special Right Certificate.

(h)

Additional Information. While any amount of the Principal is outstanding, the Corporation shall provide the Holder with any reasonably requested additional information regarding the Corporation and its affairs.

(i)

Due Diligence. While any amount of the Principal is outstanding, the Corporation shall grant to the Holder reasonable access to the Corporation's books and records, management and properties (wherever located) to conduct due diligence on the affairs of the Corporation.

5.3

Negative Covenants

So long as any amount under this Debenture is outstanding, and prior to the Maturity Date, except with the prior written consent of the Holder, such consent not to be unreasonably withheld:

(a)

Negative Pledge. The Corporation shall not:

(i)

incur additional Indebtedness (other than the Permitted Indebtedness);

(ii)

declare dividends on the Common Shares;

(iii)

reduce, combine or consolidate the outstanding Common Shares of the Corporation; or

(iv)

make any distribution to holders of outstanding Common Shares of Common Shares, rights, options, warrants, evidences of the Corporation's indebtedness or any assets of the Corporation, without the consent of the Holder.

(b)

Mergers, Amalgamation and Consolidations. The Corporation shall not merge, amalgamate or consolidate with another person, except with the consent of the Holder.

(c)

Change in Business. The Corporation shall not make any material change in the nature of its business as carried on at the Closing Date.

(d)

Investments. The Corporation shall not make material investments or enter into ventures of a material nature which are outside the scope of its normal course of business.

(e)

Asset Disposition. Except for dispositions occurring in the ordinary course of the Business, the Corporation shall not dispose of any assets having an aggregate value of $1,000,000 without the prior consent of the Holder.

5.4

Waiver

The Holder may waive in writing any breach by the Corporation of any of the provisions contained in this Debenture or any default by the Corporation in the observance or performance of any covenant or condition required to be observed or performed by the Corporation hereunder, provided that no such waiver or any other act, failure to act or omission by the Holder shall extend to or be taken in any manner to affect any subsequent breach or default or the rights of the Holder resulting therefrom.

ARTICLE 6

EVENTS OF DEFAULT

6.1

Events of Default

The whole of the Principal remaining unpaid shall, at the option of the Holder, become immediately due and payable in each of the following events (each such event being herein called an "Event of Default"):

(a)

if the Corporation defaults in payment of any Interest owing under this Debenture when the same becomes due and such default shall continue for 3 Business Days after written notice thereof is given to the Corporation by the Holder;

(b)

if the Corporation defaults in the performance or observance of any other covenant or condition herein contained and such default shall continue for 21 days after written notice thereof is given to the Corporation by the Holder;

(c)

if there is any material misrepresentation or misstatement contained in this Debenture or any document or certificate delivered by the Corporation in connection with this Debenture;

(d)

if an order is made or an effective resolution passed for the winding-up, liquidation or dissolution of the Corporation;

(e)

if the Corporation consents to or makes a general assignment for the benefit of creditors or makes a proposal under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous laws;

(f)

if the Corporation becomes bankrupt or insolvent or commits an act of bankruptcy, or any proceeding is commenced against or affecting the Corporation:

(i)

seeking to adjudicate it a bankrupt or insolvent;

(ii)

seeking liquidation, dissolution, winding-up, restructuring, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation or organization); or

(iii)

seeking appointment of a receiver, receiver and manager, liquidator, trustee, agent, custodian or other similar official for it or for any part of its properties and assets;

(g)

if any Permitted Indebtedness of the Corporation shall become due, or be declared pursuant to the terms thereof to be due prior to the expressed maturity thereof, and shall not be paid, after the expiry of any applicable cure period; or

(h)

in the event that the documents specified in Section 2.7(c) are not provided to the Holder within 60 days of the Closing Date.

6.2

Rights on Default

Upon the occurrence of any one or more Events of Default the outstanding Principal owing hereunder shall, at the option of the Holder, immediately become due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived by the Corporation.

6.3

Remedies Cumulative

All powers and remedies given herein to the Holder shall, to the extent permitted by law, be deemed cumulative and not exclusive of, but in addition to, any other powers and remedies available to the Holder hereunder, by law, equity, statute, judicial proceedings or otherwise, to enforce the performance and observance of the covenants and agreements contained in this Debenture. No delay or omission by the Holder to exercise any right or power accruing hereunder shall impair any such right or power, or shall be construed to be a waiver of any such right or power or an acquiescence therein. Every power and remedy given herein or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient by the Holder.

6.4

Conflict with Applicable Law

All rights, remedies and powers provided herein may be exercised only to the extent that the exercise thereof does not violate any mandatory provision of applicable law and all provisions of this Debenture are intended to be subject to all mandatory provisions of applicable law which may be controlling in the premises and to be limited to the extent necessary so that they will not render this Debenture invalid, unenforceable or not entitled to be recorded, registered or filed under the mandatory provisions of any applicable law. Any provision hereof contrary to mandatory provisions of applicable law shall be deemed to be ineffective and shall be severable from and not invalidate any other provision of this Debenture.

ARTICLE 7

GENERAL

7.1

Corporate Changes

In the event that the Corporation should file articles of amendment or amalgamation or undertake any corporate restructuring, arrangement, merger or reorganization, the result of which is to change the name of the Corporation, it shall, within 7 days of the effective date of such change, deliver written notice of the same together with particulars thereof (including a notarially certified copy of the instrument or instruments effecting such change) to the Holder.

7.2

Expenses

The Corporation shall pay a structuring fee of $90,000 to the Holder on the Closing Date. All expenses of the Holder in enforcing or preserving the rights under this Debenture and related documents are for the account of the Corporation.

7.3

Notice

Any demand, notice, document or communication required or permitted by this Debenture to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid registered mail posted in Canada, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed to it at the address noted on the first page hereof. Notice so mailed shall be deemed to have been given on the third Business Day after deposit in a post office or public letter box. Neither party shall mail any notice, request or other communication hereunder during any period in which Canadian postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed given on the day of transmission or personal delivery, provided such day is a Business Day (and on the next succeeding Business Day if such day is not a Business Day) as the case may be. Any party may from to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such party for all purposes hereof. Payments required to be made hereunder shall be delivered to the Holder at the address noted on the first page hereof. Any payments not received by the Holder by 5:00 p.m. (Calgary time) on a Business Day shall be deemed to have been received on the next Business Day.

7.4

Extensions and Amendments

Any agreement for the extension of the time of payment of the moneys hereby secured or any part thereof made at, before or after maturity, and prior to the execution of a discharge or release of this Debenture, or any agreement for altering the term, Interest, the amount of the Interest payments hereunder or any other covenant or condition hereof, need not be registered in any office of public record but shall be effectual and binding upon the Corporation and its successors and permitted assigns when executed by the Corporation and the Holder and delivered to the Holder. Any such amendments or extensions shall be subject to prior regulatory approval.

7.5

Press Releases

The Corporation shall, subject to applicable law, including by extension the obligations of the Corporation under applicable securities laws, use its reasonable best efforts to consult with the Holder and consider any comments provided by the Holder as a result of such consultation prior to issuing any press release or releasing any other public disclosure document, where such press release or document refers to the transactions contemplated by this Debenture.

7.6

Assignment; Successors and Assigns

The Holder may assign this Debenture without the prior written consent of the Corporation. The Corporation may not assign this Debenture without the prior written consent of the Holder. Notwithstanding the foregoing, in the case of a Capital Reorganization, this Debenture may be assigned by the Corporation to the successor entity resulting from such Capital Reorganization; provided that, such successor entity shall expressly assume the due and punctual performance and observance of each and every covenant and condition of this Debenture to be performed and observed by the Corporation. This Debenture is binding upon the parties hereto and their respective successors and permitted assigns.

7.7

Governing Law

This Debenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

7.8

Time of Essence

Time shall be of the essence of this Debenture in all respects.

IN WITNESS WHEREOF the Corporation has executed this Debenture as of the date first written above.

VANNESSA VENTURES LTD.

Per:

____________________________________

Name: John Morgan

Title: President

Per:

____________________________________

Name: Cameron Boyer

Title: Controller

The terms and conditions of this Debenture are acknowledged and agreed to by the Holder.

EXPLORAM ENTERPRISES LTD.

Per:

____________________________________

Name: D.W. Walker

Title: Vice President & Chief Financial Officer

Per:

____________________________________

Name: R.M. Melrose

Title: Vice President, General Counsel & Secretary